Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED
MARCH 31, 2025

TABLE OF CONTENTS
Q1 2025 PERFORMANCE HIGHLIGHTS
ABOUT DENISON
RESULTS OF CONTINUING OPERATIONS
Wheeler River Uranium Project
Evaluation Pipeline Properties
LIQUIDITY AND CAPITAL RESOURCES
DISCONTINUED OPERATIONS
OUTLOOK FOR 2025
ADDITIONAL INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 12, 2025 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three months ended March 31, 2025. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2024. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedarplus.ca (‘SEDAR+’) and the United States at www.sec.gov/edgar (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2025 PERFORMANCE HIGHLIGHTS

■
Regulatory Approval Hearing Dates set for the Phoenix ISR Project Supporting Guidance for First Production by First Half of 2028

The Canadian Nuclear Safety Commission (‘CNSC’) Registrar announced the schedule for the CNSC public hearing (the ‘Hearing’) for the Wheeler River Uranium Project (‘Wheeler River’). The Hearing is scheduled to be held in two parts (October 8, 2025, and December 8 to 12, 2025) and represents the final step in the federal approval process for the Wheeler River Project’s (‘Project’) Environmental Assessment (‘EA’) and the Licence to Prepare and Construct a Uranium Mine and Mill (‘Licence’). The Hearing dates are expected to support commencement of construction in early 2026 and first production in the first half of 2028, consistent with past guidance.

The announcement of the Hearing schedule follows the successful completion of multiple key regulatory milestones in late 2024, including (i) completion of the technical review phase of the federal EA approval process in November, (ii) acceptance by the CNSC of the Company's final Environmental Impact Statement (‘EIS’) for the Project in December, and (iii) the CNSC's determination of the sufficiency of Denison's Licence application, also in November. These accomplishments indicate that the CSNC staff support the advancement of the Project and are transitioning their efforts to prepare an evidence-based summary report for the Commission members that will govern the Hearing and render their decision on the EA and Licence once the Hearing is complete.

■
Achieved 75% Completion of Total Engineering for Phoenix

In January 2024, Denison awarded a contract to Wood Canada Limited (‘Wood’), for the completion of a significant portion of the detailed design engineering for the Phoenix ISR project. The work commenced in the first quarter of 2024 and is expected to be substantially completed in the third quarter of 2025. Phoenix detailed design engineering activities are an important element of the Company’s continued efforts on advancing Phoenix towards a final investment decision (‘FID’), in support of its objective to achieve first production by the first half of 2028.

Total engineering completion at end of the first quarter of 2025 was approximately 75%, supported by finalization of process design, piping and instrumentation diagrams (‘P&ID’s’), hazard and operability studies (‘HAZOPs’), selection of major process equipment, electrical distribution infrastructure and substantially complete on civil engineering design. The completion of the detailed design engineering has been scheduled to ensure Denison is ready to commence project construction upon receipt of regulatory approval.

■
McClean Lake Joint Venture Advances Site Preparation Activities for Planned 2025 SABRE Mining Program

Site preparation activities have recommenced at McClean North in preparation for the 2025 Surface Access Borehole Resource Extraction (‘SABRE’) mining program. Site development is on track to support the commencement of mining activities in mid-2025.

■
Appointment of New Board Members

In March 2025, Denison announced the appointment of Ken Hartwick, who previously served as the CEO of Ontario Power Generation ('OPG'), to its Board of Directors (the 'Board'). Mr. Hartwick's appointment comes following the retirement of Brian Edgar from the Board, after having served as a Director of Denison and its predecessors for over 20 years. Denison also reported the appointment of Mr. Jinsu Baik to the Board, replacing Mr. Jong Ho Hong as KHNP Canada Energy Ltd.’s ('KHNP Canada’) nominated director to the Board. Additionally, Mr. Wes Carson, Vice President, Mining Operations at Wheaton Precious Metals Corp., was appointed to the Board at the Corporation’s annual and special shareholder meeting held on May 12, 2025.

■
Formation of Exploration Joint Ventures with Cosa Resources Corp.

In January 2025, Denison completed an acquisition agreement with Cosa Resources Corp. (‘Cosa’) for Cosa to acquire a 70% interest in three of Denison’s properties in the eastern portion of the Athabasca Basin region in northern Saskatchewan in exchange for approximately 14.2 million Cosa common shares, $2.25M in deferred equity consideration, and a commitment to spend $6.5 million in exploration expenditures on the properties. Upon the close of the transaction, Denison became Cosa’s largest shareholder (representing ~19.95% ownership interest in Cosa at that time) and Denison and Cosa formed three uranium exploration joint ventures.

MANAGEMENT’S DISCUSSION & ANALYSIS

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a Feasibility Study (‘FS’) was completed for the Phoenix deposit as an ISR mining operation (‘Phoenix FS’), and an update to the previously prepared 2018 Pre-Feasibility Study (‘PFS’) was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation (the ‘Gryphon Update’). Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and several notable milestones were achieved in 2024 with the submission of federal licensing documents and the acceptance of the final form of the project’s Environmental Impact Statement by the Province of Saskatchewan and the Canadian Nuclear Safety Commission.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes unmined uranium deposits (planned for extraction via the MLJV’s SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (‘MWJV’), and a 70.55% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake Property (‘Waterbury’). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

SELECTED FINANCIAL INFORMATION

(in thousands)	As at March 31, 2025	As at December 31, 2024

Financial Position:
Cash and cash equivalents	$83,576	$108,518
Working capital(1)	$73,893	$94,334
Investments in uranium	$203,839	$231,088
Property, plant and equipment	$260,573	$259,661
Total assets	$618,384	$663,613
Total long-term liabilities(2)	$64,796	$65,400

(1)
Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities. Working capital as at March 31, 2025, excludes $4,517,000 from the current portion of deferred revenue (December 31, 2024 – $4,501,000).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2025	2024	2024	2024
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Continuing Operations:
Total revenues	$1,375	$1,170	$695	$1,326
Net loss	$(43,534)	$(29,502)	$(25,767)	$(16,441)
Basic and diluted loss per share	$(0.05)	$(0.03)	$(0.03)	$(0.02)

Discontinued Operations:
Net earnings	$-	$-	$-	$471
Basic and diluted earnings per share	$-	$-	$-	$0.00
	2024	2023	2023	2023
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Continuing Operations:
Total revenues	$832	$1,092	$777	$968
Net (loss) earnings	$(19,880)	$34,627	$57,916	$(345)
Basic and diluted (loss) earnings per share	$(0.02)	$0.04	$0.07	$(0.00)

Discontinued Operations:
Net (loss) earnings	$-	$(150)	$321	$406
Basic and diluted (loss) earnings per share	$-	$(0.00)	$0.00	$0.00

Significant items causing variations in quarterly results

●
The Company’s revenues are based on a draw-down of deferred toll milling revenue, the rate of which fluctuates due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. See RESULTS OF OPERATIONS below for further details.
●
Exploration expenses are generally largest in the first and third quarters due to the timing of the winter and summer exploration seasons in northern Saskatchewan.
●
Evaluation expenses have been increasing over the past eight quarters as the Company advances towards an FID for Phoenix.
●
Other income and expense fluctuate due to changes in the fair value of the Company’s investment in equity instruments, convertible debentures, and physical uranium, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share and commodity prices. The Company’s uranium investments are also subject to fluctuations in the US dollar to Canadian dollar exchange rate. See OTHER INCOME below for more details.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below, where applicable.

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada, with a 77.5% interest, and Denison, with a 22.5% interest.

In February 2017, Denison closed an arrangement with Ecora Resources PLC (‘Ecora’, then known as Anglo Pacific Group PLC) and one of its wholly owned subsidiaries (the ‘Ecora Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the then current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill and, as such, the upfront payment was accounted for as deferred revenue.

During the three months ended March 31, 2025, the McClean Lake mill processed 5.0 million pounds U3O8 for the CLJV (March 31, 2024 – 4.2 million pounds U3O8) and Denison recorded toll milling revenue of $1,375,000 (March 31, 2024 – $832,000). The increase in toll milling revenue during the three months ended March 31, 2025, as compared to the prior year period, is due to both the increase in production in the current quarter as well as a $113,000 positive non-cash cumulative accounting adjustment recorded to reflect an update to the Cigar Lake mineral resource estimate (March 31, 2024 - $207,000 negative non-cash cumulative accounting adjustment).

During the three months ended March 31, 2025, the Company also recorded accounting accretion expense of $678,000 on the toll milling deferred revenue balance (March 31, 2024 – $812,000). Annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time, and fluctuations may occur due to the change in the timing of the estimated CLJV toll milling activities discussed above. During the three months ended March 31, 2025, an adjustment of $41,000 was recorded to decrease life-to-date accretion expense as a result of an update to the Cigar Lake mineral resource estimate (March 31, 2025 - $63,000 adjustment to increase life-to-date accretion expense).

The impact of the current and prior period true-ups to revenue and accretion are non-cash.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, costs relating to Denison’s legacy mine sites in Elliot Lake, as well as cost of sales related to the sale of uranium, when applicable. Operating expenses in the three months ended March 31, 2025, were $1,223,000 (March 31, 2024 – $1,220,000).

Included in operating expenses, is depreciation expense relating to the McClean Lake mill of $793,000 (March 31, 2024 – $667,000), as a result of processing 5.0 million pounds U3O8 for the CLJV in the applicable period (March 31, 2024 – 4.2 million pounds U3O8). Also included in operating expenses are costs related to the Company’s Elliot Lake legacy mine sites of $208,000 (March 31, 2025 – $322,000), and development costs of the MLJV and other operating costs of $222,000 (March 31, 2024 – $231,000).

In 2024, the MLJV began construction activities to prepare the McClean North site for the commencement of SABRE mining activities in mid-2025. Mining activities for 2025 are planned to include eight SABRE cavities. During 2024, pilot holes for four of these cavities were completed and work on a further three was started. As at March 31, 2025, a fifth pilot hole has been completed and the remaining pilot holes are expected to be completed in the second quarter of 2025. Other site work continued through the first quarter of 2025, including: continued procurement of equipment to support operations, and the drilling of 10 delineation holes were completed at future mining areas. Additionally, site prep work for mining is ongoing, and hiring activities continue. During the three months ended March 31, 2025, the Company capitalized its share of development and equipment cost of $1,843,000, related to the advancement of the SABRE program.

MANAGEMENT’S DISCUSSION & ANALYSIS

MINERAL PROPERTY EVALUATION

During the first quarter of 2025, Denison’s share of evaluation expenditures was $9,030,000 (March 31, 2024 – $5,701,000). The increase in evaluation expenditures, compared to the prior period, was primarily due to the continuation and acceleration of project engineering activities associated with the Phoenix detailed design engineering phase, as well as an increase in staffing levels to support the advancement of the Company’s various evaluation projects.

The following table summarizes the evaluation activities completed during the first quarter ended March 31, 2025.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership	Evaluation activities
Wheeler River	95%(1)	Engineering, detailed design, metallurgical testing, Feasibility Field Test (‘FFT’) monitoring, 2025 Gryphon field program activities, environmental and sustainability activities.
Waterbury Lake	70.55%(2)	2025 field activities and progression of a PFS for the THT deposit.
Midwest	25.17%	2025 field programs and progression of Preliminary Economic Assessment (‘PEA’).
Kindersley Lithium Project (‘KLP’)	Earn-in(3)	Progression of a PFS for the KLP project.

Notes
(1)
The Company’s effective ownership interest as at March 31, 2025, including the indirect 5% ownership interest held through JCU.
(2)
Represents Denison’s ownership position as at January 31, 2025.
(3)
Pursuant to an earn-in agreement executed in January 2024, Denison can earn up to a 75% interest in the KLP through a series of options exercisable with direct payments and work expenditures. As at March 31, 2025, Denison has not yet vested an ownership interest in the project.

Wheeler River Uranium Project

On June 26, 2023, Denison announced the results of two independently authored engineering studies: (i) the Phoenix FS completed for ISR mining of the high-grade Phoenix deposit and (ii) an updated Gryphon PFS for conventional underground mining of the basement-hosted Gryphon deposit.

The Phoenix FS confirms robust economics and the technical viability of an ISR uranium mining operation with low initial capital costs and a high rate of return.

MANAGEMENT’S DISCUSSION & ANALYSIS

See the following tables for the highlights of the Phoenix FS.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	UxC Spot Price(1) (~US$66 to US$70/lb U3O8)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(2)	90.9%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$2.34 billion (+150%)
Pre-tax IRR(3)	105.9%
Pre-tax payback period(5)	~10 months

Post-tax NPV8%(3)	$1.43 billion
Post-tax IRR(3)	82.3%
Post-tax payback period(5)	~11 months

Adjusted Post-tax NPV8%(3)(6)	$1.56 billion
Adjusted Post-tax IRR(3)(6)	90.0%
Adjusted Post-tax payback period(3)(6)	~10 months
 Notes
(1)
Spot price forecast is based on “Composite Midpoint” scenario from UxC’s UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023 and the Wheeler Technical Report (defined below) for details.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)
NPV and IRR are calculated to the start of construction activities for the Phoenix operation and excludes $67.4 million in pre-FID expenditures.
(4)
Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)
Payback period is stated as number of months to payback from the start of uranium production.
(6)
The Adjusted Post-tax NPV, IRR and payback period are based on the “adjusted post-tax” scenario, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

Summary of Key Phoenix Operational Parameters (100% basis)
Mine life	10 years
Proven & Probable reserves(1)	56.7 million lbs U3O8 (219,000 tonnes at 11.7% U3O8)
First 5 years of reserves(2)	41.9 million lbs U3O8 (Average 8.4 million lbs U3O8 / year)
Remaining years of reserves	14.8 million lbs U3O8 (Average 3.0 million lbs U3O8 / year)
Initial capital costs(3)	$419.4 million
Average cash operating costs	$8.51 (US$6.28) per lb U3O8
All-in cost(4)	$21.73 (US$16.04) per lb U3O8
Notes
(1)
See Denison press release dated June 26, 2023 for additional details regarding Proven & Probable reserves.
(2)
The first five years is determined by reference to the 60-month period that commences at the start of operations.
(3)
Initial capital costs exclude $67.4 million in estimated pre-FID expenditures expected to be incurred before the project’s FID has been made.
(4)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

The Gryphon Update is largely based on the 2018 PFS, with efforts targeted at the review and update of capital and operating costs, as well as various minor scheduling and design optimizations. The study remains at the PFS level of confidence.

Overall, the Gryphon Update demonstrates that the underground development of Gryphon is a positive potential future use of cash flows generated from Phoenix, as it can leverage existing infrastructure to provide an additional source of low-cost production.

MANAGEMENT’S DISCUSSION & ANALYSIS

See the following tables for the highlights of the Gryphon Update.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	US$75/lb U3O8(1) (Fixed selling price)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(3)	83.0%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$1.43 billion (+148%)
Pre-tax IRR(3)	41.4%
Pre-tax payback period(5)	~ 20 months

Post-tax NPV8%(3)(6)	$864.2 million
Post-tax IRR(3)(6)	37.6%
Post-tax payback period(5)(6)	~ 22 months
  Notes
(1)
Fixed selling price is based on the forecasted annual “Composite Midpoint” long-term uranium price from UxC’s Q2’2023 UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023, and the Wheeler Technical Report (defined below) for details.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)
NPV and IRR are calculated to the start of construction activities for the Gryphon operation, and excludes $56.5 million in pre-FID expenditures.
(4)
Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)
Payback period is stated as number of months to payback from the start of uranium production.
(6)
There is no “adjusted” post-tax case for Gryphon, given that the entity level tax attributes of the Wheeler River Joint Venture owners are assumed to have been fully depleted by the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

Summary of Key Gryphon Operational Parameters (100% basis)
Mine life	6.5 years
Probable reserves(1)	49.7 million lbs U3O8 (1,257,000 tonnes at 1.8% U3O8)
Average annual production	7.6 million lbs U3O8
Initial capital costs(2)	$737.4 million
Average cash operating costs	$17.27 (US$12.75) per lb U3O8
All-in cost(3)	$34.50 (US$25.47) per lb U3O8
Notes
(1)
See Denison press release dated June 26, 2023 for additional details regarding Probable reserves.
(2)
Initial capital costs exclude $56.5 million in estimated pre-FID expenditures expected to be incurred before an FID has been made.
(3)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

At March 31 ,2025, the WRJV is owned by the Company (90%) and JCU (10%). In October 2024, the WRJV Management Committee approved the findings and recommendations of the Phoenix FS, which became an Approved Development Program (‘ADP’) under the WRJV Agreement, providing the WRJV’s approval for development and construction of the project in accordance with the Phoenix FS. Denison has not yet made an FID with respect to the Phoenix project, pending project EA and License approval.

At the October 2024 WRJV Management Committee meeting, JCU abstained from voting on the Phoenix FS and ADP. In accordance with the terms of the WRJV agreement, non-support of the Phoenix FS and ADP by a participant means that such participant is no longer liable for its cost share of WRJV expenditures. As a result of JCU’s non-support through abstention, Denison has funded 100% of the project expenditures from the date of the October 2024 WRJV Management Committee meeting. The WRJV Agreement further requires that a participant who does not support an ADP must sell or transfer their interest in the project. The sale or transfer for JCU’s participating interest in the WRJV has not yet occurred and UEX Corporation (‘UEX’), as operator of JCU, has notified Denison that it does not agree that JCU’s abstention should be taken as non-support for the ADP.

Further details regarding Wheeler River, including the estimated mineral reserves and resources for Phoenix and Gryphon, are provided in the Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 (‘Wheeler Technical Report’). A copy of the Wheeler Technical Report is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

Evaluation activities in the first quarter of 2025 for Wheeler River included: (1) advancing detailed design engineering and long-lead procurement, (2) completing the required program documents to support licensing and permitting approval for the construction of the proposed Phoenix ISR operation, (3) advancing negotiation of additional impact benefit type agreements with interested parties, and (4) planning and executing field program optimization at Gryphon to support mineral resource estimation at a Feasibility level.

During the three months ended March 31, 2025, Denison’s share of evaluation costs at Wheeler River was $6,462,000 (March 31, 2024 – $4,858,000).

Engineering Activities

Metallurgical Testing

During the first quarter of 2025, the metallurgical test program continued at Saskatchewan Research Council Laboratories (‘SRC’) in Saskatoon, including a hybrid core leach test which is expected to provide information on leach progression during mining operations at the Phoenix deposit, process circuit testing to optimize performance, and rheology testing for several key solid-liquid streams within the process. Additionally, a variety of core samples from the Gryphon deposit were collected for use for future studies on the deposit.

MANAGEMENT’S DISCUSSION & ANALYSIS

Detailed Design Engineering

The detailed design engineering phase includes work related to the Phoenix process plant, freeze plant, electrical substation & distribution, integration of wellfield surface facilities, ponds/pads, site earthworks (including the access road to site), air strip and road design, civil piping (including firewater), overall site layout with modular building design and integration.

The engineering activities required to construct and commission the proposed Phoenix operation are advancing within expected timelines to support an FID shortly after the receipt of regulatory approvals. Total engineering completed by March 31, 2025 was approximately 75% supported by efforts including: finalization of process design, P&ID’s, and HAZOPs, selection of major process equipment and, electrical distribution infrastructure, and substantial completion of civil engineering design.

The work packages completed to date have been able to confirm the FS design with no major deviations from plans made in prior engineering studies. Detailed engineering deliverables continue to advance within each of the core engineering disciplines (process, mechanical, civil, structural, electrical and instrumentation) showing significant advancement in principal engineering documents including design criteria, specifications, general arrangements, equipment lists, data sheets, P&ID’s, block diagrams, and control narratives.

Field Program

Phoenix

During the first quarter of 2025, planning commenced for the execution of certain pre-construction EA commitments, including groundwater well drilling to allow for the collection of additional hydrogeologic and geochemical datasets as well as a drilling program focused on grouting previously utilized exploration boreholes. These activities are anticipated to occur in the second half of 2025.

Gryphon

In addition to resource delineation efforts described in the Exploration section, supplemental de-risking efforts commenced for Gryphon in the first quarter of 2025 including, the results of which may form the basis to support a future feasibility level study. Work undertaken was comprised of: (1) field investigations including hydrogeological, metallurgical and geotechnical work to collect data for planned trade-off studies, and (2) engineering trade-off studies intended to support a future decision to proceed to a feasibility study, including metallurgical, hydrogeological and mineral resource estimation.

Procurement Advancement

In 2024, procurement activities ramped up following the initiation of the procurement process for long lead items in 2023. During the first quarter of 2025, procurement efforts continued, with a focus on the selection of other ancillary equipment needed to advance completion of engineering design requirements for the project. With the civil design details for the site substantially completed in the first quarter, Denison has also advanced procurement efforts for the selection of civil earthworks contractors for future construction activities. Civil earthworks represents an important initial scope of construction for the project, as preparation of the site must occur before significant construction activities can commence.

On a 100% basis, the Company spent $3,942,000 during the first quarter of 2025, and $7,098,000 project-to-date on long lead procurement items and has committed a further $66,929,000 for capital purchases as at March 31, 2025. These capital items are expected to be received over the next 12 to 24 months and represent a portion of the initial capital cost of the project.

Construction Planning

In 2024, third-party construction management support was onboarded to facilitate construction planning and the development of core construction documentation to guide the safe execution of project work aligned with regulatory expectations.

With CNSC hearing dates confirmed to occur late in 2025, the Project team has updated the construction schedule to reflect an anticipated start date in early 2026. In addition, early construction planning activities, including engagement with key northern business partners, continue to progress and construction execution schedules and construction methodologies are being developed for each key scope of work.

MANAGEMENT’S DISCUSSION & ANALYSIS

Environmental and Sustainability Activities

Environmental Assessment and Licensing Activities

Following a two-year regulatory review process, in December 2024, the EIS for Phoenix was accepted by the CSNC staff. During the fourth quarter of 2024, the Company also received notice technical sufficiency from the CNSC indicating that it had fulfilled the application requirements for a Licence.

In February 2025, the CNSC Registrar set the schedule for the CNSC Hearing for Wheeler River. The Hearing is scheduled to be held in two parts (October 8, 2025, and December 8 to 12, 2025) and represents the final step in the federal approval process for the Project's EA and Licence to Prepare and Construct a Uranium Mine and Mill.

The final Provincial EIS for Phoenix was submitted to the Saskatchewan Ministry of Environment (‘MOE’) in October 2024 and the public and Indigenous review period closed in early December, 2024. All comments received during the review period have been reviewed by the Province and may be incorporated into the final EA Ministerial Decision, which remains pending.

Community Engagement Activities

As part of ongoing engagement activities, Denison continues to focus on preparations for planned 2025 community engagement activities, which will include in-community meetings with residents and leadership, regular updates to all Interested Parties, and ensuring accurate and timely sharing of information about the forthcoming regulatory hearings. The Company continues to work closely with the Indigenous and non-Indigenous communities of English River First Nation, Kineepik Métis Local, the Northern Village of Pinehouse Lake, the Northern Village of Ile a la Crosse, the Northern Village of Beauval, the Northern Hamlet of Cole Bay and the Northern Hamlet of Jans Bay, each of whom has provided their consent and support to the Project, ensuring leadership and residents are have access to all required information.

Evaluation Pipeline Properties

Waterbury Lake

In 2020, an independent PEA was completed for Waterbury, which evaluated the potential use of the ISR mining method at the THT deposit. Further details regarding Waterbury, including the estimated mineral resources, are provided in the Technical Report for Waterbury titled ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020, a copy of which is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

Denison’s 2023 evaluation activities at Waterbury were designed to build upon the 2020 PEA and were highlighted by an ISR field program consisting of the installation of the first ISR test wells at THT, the completion of pump and injection testing, permeameter data collection, hydrogeological logging, metallurgical sampling, geological logging, as well as an ion tracer test. The test program results validated the amenability of the deposit to IRS mining.

In 2024, Denison’s work at Waterbury included: (1) metallurgical test work with core retrieved during the 2023 field program, (2) additional pump and injection tests from the ISR test wells installed in 2023, to validate year-over-year hydrogeological test results, and (3) collection of key components of environmental baseline data.

During the first quarter of 2025, a 17-hole drill program commenced to test for additional high-grade mineralization at and collect geological data from the THT East Pod. Metallurgical samples are also planned to be collected to support future ISR focused test work. As at March 31, 2025, the program was ongoing.

Midwest

The Midwest Joint Venture (‘MWJV’) is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits, which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure including provincial highways, power lines, and Denison’s 22.5% owned McClean Lake mill.

A Concept Study evaluating the potential application of the ISR mining method at Midwest was prepared by Denison during 2022 and was formally issued to the MWJV in early 2023. In 2024, an inaugural ISR field test program was undertaken at Midwest successfully confirmed that the deposit’s hydraulic conductivity (permeability) was sufficient for ISR mining, demonstrated the effectiveness of permeability enhancement techniques, and allowed for the collection of core samples which were used to commence metallurgical test work.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the first quarter of 2025, the Company initiated a second ISR field test program at the Midwest Main deposit. The 2025 program involves the installation of a multi-well test pattern to facilitate additional hydrogeological test work as well as the deployment of certain permeability enhancement tools.

Additionally, during the first quarter of 2025, core and column leach testing continued on key hydrogeological units of the Midwest main deposit at SRC, with a focus on lixiviant requirements and recovery curve generation.

The results from the 2024 and 2025 field programs and technical studies are expected to be used to advance the de-risking of the ISR mining requirements to further the evaluation of the ISR mining method for the property, the results of which are anticipated to be summarized through the preparation of a PEA.

Kindersley Lithium Project

In January 2024, Denison entered into an agreement with Grounded Lithium Corp. (‘Grounded Lithium’) with respect to the Kindersley Lithium Project (‘KLP’) in Saskatchewan. The agreement includes a series of earn-in options, with the exercise of each earn-in option completed by way of a cash payment to Grounded Lithium as well as required work expenditures to advance the KLP.

In 2024, Denison commenced a $4.5 million program to allow for the advancement of KLP through a robust process of technical de-risking. The program is expected to conclude with the potential completion of a PFS in 2025. During 2024 program work included: (1) the collection of formation specific field information, including the flow and concentration of various horizons of the Duperow formation, as well as collection of fresh brine for lab-based test work; (2) the initiation of a comprehensive lab-scale metallurgical test program on available DLE technology and testing on downstream processes; (3) the development of a process simulation model for lithium processing; and (4) the commencement of technical assessments required for inclusion in a future PFS.
During the first quarter of 2025, the Company continued to progress the evaluation of direct lithium extraction technologies in parallel with advancement of engineering design initiatives expected to support the completion of a potential future PFS.

MINERAL PROPERTY EXPLORATION

During the three months ended March 31, 2025, Denison’s share of exploration expenditures was $8,054,000 (March 31, 2024 – $5,413,000). The increase in exploration expenditures compared to the prior year period is primarily due to an increase in winter exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarizes the 2025 winter exploration activities. For exploration expenditures reported in this MD&A, all amounts are reported as of the quarter ended March 31, 2025.

MANAGEMENT’S DISCUSSION & ANALYSIS

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Crawford Lake	100.00%	-	Geophysical Survey
Hatchet Lake	56.12%(2)	-	Drill Mobilization
Johnston Lake	100.00%	-	Geophysical Survey
McClean Lake	22.5%	6,447 (24 holes)	-
Moon Lake South	75.00%	-	Linecutting
Wheeler River	95.00%(3)	9,776 (13 holes)	Geophysical Survey
Waterfound	24.68%(4)	11,153 (19 holes)	Geophysical Survey
Wolly	27.73%(5)	3,312 (11 holes)	-

Total		30,688 (67 holes)
Notes
(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Denison’s effective ownership interest as at March 31, 20215. In 2024, Foremost completed the first phase of its earn-in under an option agreement, pursuant to which the Company’s ownership interest in Hatchet Lake decreased to 56.12%.
(3)
Denison’s effective ownership interest as at March 31, 2025, including an indirect 5.0% ownership interest held through Denison’s 50% ownership of JCU.
(4)
Denison’s effective ownership interest as at March 31, 2025, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU.
(5)
Denison’s effective ownership interest as at March 31, 2025, including an indirect 6.39% ownership interest held through Denison’s 50% ownership of JCU.
The Company’s land position in the Athabasca Basin, as of March 31, 2025, consists of 384,007 hectares (229 claims), as illustrated in the figure below. The land position reported by the Company excludes the land positions held by JCU.

Denison Mines
Denison Mines' Athabasca Properties
March 31, 2025
N
ATHABASCA BASIN
Blackwing
GR
CLK
Northwest Territories
ATHABASCA BASIN
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
United States
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison ownership through JCU
Foremost option
Cosa operated JV
Uranium mines and deposits
Uranium mill
Roads
Powerlines
Waterfound North
Murphy Lake South
Hatchet Lake
Murphy North
THT, Roughrider
Bell Lake
Turkey Lake
Wolly
Torwalt Lake
Waterfound
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Midwest
Rabbit Lake Mill
Johnston Lake
Cigar Lake
Candle
Packrat
Darby
Park Creek
Hook-Carter
Epp Lake
West Bear
Marten
McArthur River
Arrow
Triple R
Wolverine
Mann Lake
Lynx
Moon Lake North
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Russell Lake
Moon Lake
Millennium
Centennial
Bachman Lake
Crawford Lake
Ford Lake
Brown Lake
Key Lake
50 km

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River during the three months ended March 31, 2025 was $5,144,000 (March 31, 2024 - $1,552,000).

The 2025 Wheeler River winter exploration drilling program was initiated in mid-January and was in progress at the end of the quarter. The 2025 winter exploration drill program focused on the Gryphon deposit, where a total of 9,776 metres were drilled in 13 holes in the quarter.

The Gryphon drilling program was designed to refine and improve confidence in the resource, and collect critical geotechnical, hydrological, and metallurgical data that may be used to support future studies. The winter drilling program focused primarily on the A1 domains, which together make up approximately 51% of the contained pounds of U3O8 in the mineral resource.

The results of the 2025 winter drilling program to date have effectively confirmed the existing geological model in that most mineralized lenses and significant structures were intersected where predicted. The downhole thickness of mineralized lenses intersected during the 2025 winter drilling program were generally as predicted from the Gryphon resource model, and grades calculated from downhole probing varied from the interpolated block model grades, highlighting the grade variability that is inherent in all high-grade uranium deposits.

The winter drilling program was completed in April 2025. Drill hole locations are illustrated in the figure below.

U3O8_PC
20
10
5
2
1
0.5
0.2
0.05
Plunge +45
Azimuth 290
0
25
50
75

Additionally, a Stepwise Moving Loop Electromagnetic (‘SWML EM’) survey that was initiated in 2024 was completed in March 2025. Seven lines totalling 179.2 line-km of SWML EM data was collected, filling in gaps in historical coverage, most notably in the vicinity of the Phoenix and Gryphon deposits. The survey was completed using a LandTEM SQUID (Superconducting Quantum Interference Device) sensor, which resulted in superior quality data. Interpretation and analysis of the survey data is ongoing.

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Pipeline Properties

During the three months ended March 31, 2025, exploration field programs were carried out at seven of Denison’s pipeline properties (three operated by Denison). Denison’s share of exploration costs for these properties was $2,261,000. (March 31, 2024 – $3,861,000).

The Company continues to review, prioritize, and rationalize its Athabasca Basin exploration portfolio to prioritize exploring its highest potential projects, with the objective to deliver significant and meaningful new discoveries.

Crawford Lake

The Crawford Lake Property is 100% owned by the Company. The Crawford Lake property is located adjacent to the southwestern portion of Wheeler River and borders the Moon Lake South project. Winter access to the property can be gained from the north via the Fox Lake road and from the south via the Cree Lake road. The property is underlain by Athabasca Group sandstones, which in turn overlie metamorphic rocks of the Wollaston and Mudjatik Domains. The depth to the unconformity is between 415 and 515 metres.

An SWML EM survey was initiated on the property late in the first quarter of 2025 to better define basement conductivity associated with the CR3 conductive trend and generate targets for future drill testing on the project. The survey was completed in the second quarter of 2025.

Hatchet Lake

With the completion in 2024 of the first option phase of the earn-in transaction with Foremost Clean Energy Ltd. (‘Foremost’), Foremost has acquired a 14.03% stake in the Hatchet Lake joint venture from Denison’s share in the project (joint venture participants are currently Denison (56.12%), Eros Resources Corp. (29.85%), and Foremost (14.03%). In addition, Foremost has assumed operatorship of the project during the earn-in.

In 2024, prior to entering into the earn-in agreement with Foremost, Denison completed a diamond drilling program to test the extent of previously identified geochemical anomalies that are associated with significant structure and alteration. A total of 884 metres was drilled in four diamond drill holes, two holes along the Richardson Trend and two holes at Tuning Fork. Significant alteration and structure was observed in each of the four completed holes.

Results from analysis of core samples collected during the 2024 program were received early in 2025. Samples from drill holes along the Richardson trend returned strongly anomalous uranium values, highlighted by hole RL-24-29 which intersected uranium mineralization grading 0.11% U3O8 over 0.2 metres. Additionally, lab results returned from the two holes completed at Tuning Fork (TF-24-11 and TF 24-12) returned anomalous uranium and elevated levels of boron (up to 5,670 ppm), copper (up to 233 ppm), nickel (up to 387 ppm), and cobalt (up to 209 ppm). This level of pathfinder element concentrations is potentially indicative of a uranium mineralizing system.

Foremost mobilized drills to the project area late in the first quarter of 2025 to commence the 2025 drilling program on March 31, 2025. Approximately 2,000 metres of diamond drilling is planned for the program, targeting both the Tuning Fork and Richardson target areas Under the earn-in agreement, Foremost is funding 100% of the 2025 exploration program.

Johnston Lake

The Johnston Lake Property is 100% owned by the Company. The Johnston Lake Property is host to known uranium mineralization along two under-explored trends, the MJ-1 and Gumboot trends. The focus of the Company’s exploration activities since 2022 have been on the MJ-1 trend.

A SWML EM survey, focused on resolving conductivity associated with a flexure in the western extension of the MJ-1 trend, was initiated during the first quarter. The survey was approximately 60% complete in early April when it was suspended for the season. Data quality for the survey completed to date is good. The survey is expected to resume in June 2025.

McClean Lake

Orano initiated an exploration drilling program focused on the McClean South area in the first quarter of 2025. Historically two pods of uranium mineralization, the 8W and 8E pods, were defined along a conductor in the McClean South area with a “New Pod,” or the 8C Pod, discovered in 2021. The 8C pod hosts low to high-grade uranium mineralization over 150 metres of strike length between the 8W and 8E Pods.

MANAGEMENT’S DISCUSSION & ANALYSIS

Twenty-four holes were completed during the winter exploration drilling program for a total of 6,447 metres, with all holes completed on the 8C and 8W pods. Based on initial probing results, 14 of the 24 holes completed during the winter program intersected uranium mineralization above a cutoff grade of 0.05% eU3O8. Assay results for the 2025 winter exploration drilling program are pending.

Moon Lake South

The Moon Lake South property is located adjacent, to the west, of the Wheeler River project and north of Denison’s 100% owned Crawford Lake project, approximately 30 kilometres northwest of Cameco Corporation’s Key Lake Operation. The Moon Lake South project is a joint venture between Denison (75%), and CanAlaska Uranium Ltd.(25%). Denison is the project operator.

The project hosts three mineralized showings, the most significant of which was discovered during the winter of 2023 where high-grade uranium mineralization grading 2.46% U3O8 over 8.0 metres, was encountered approximately 30 m above the unconformity.

The planned exploration program for 2025 consists of a single line of SWML surveying oriented perpendicular to previous surveys, designed to resolve any potential conductivity associated with a northwest-trending resistivity low feature found coincident with a magnetic low trend. Linecutting to support the survey was completed during the first quarter of 2025. Surveying is anticipated to begin in the second quarter of 2025.

Waterfound

Waterfound is a joint venture between Orano Canada (62.42%), JCU (25.8%) and Denison (11.78%) and is operated by Orano Canada.

The Waterfound River project is located along the LaRocque Lake corridor, which hosts high-grade uranium mineralization at Hurricane (IsoEnergy), the western extension of Hurricane on the Cameco-operated Dawn Lake JV, and at the LaRocque Lake zone on the Dawn Lake JV (Cameco). The Waterfound River project hosts two additional zones of high-grade uranium mineralization: the Alligator and Crocodile Zones. Since the discovery of the Crocodile Zone (4.75% eU3O8 over 13.3 metres) in the winter of 2022, all exploration activity at Waterfound has focused on drilling the D-1 North trend, which hosts both Alligator and Crocodile.

The 2025 exploration diamond drill program was designed to continue the evaluation of the D-1 North conductor and nineteen holes were completed for 11,153 metres during the first quarter. Borehole EM surveys were completed on 15 of the 19 completed holes to characterize the conductive response along the D-1 North trend to further refine and resolve the position of the D-1 North conductor, which is interpreted to be the main control on mineralization at Alligator and Crocodile.

Elevated radioactivity was encountered in the majority of holes completed during the winter drilling program. Based on initial probing results, uranium mineralization exceeding a cutoff grade of 0.05% eU3O8 was identified in three of the completed holes. Assay results are pending.

Wolly

The Wolly project is a joint venture between Orano (65.88%), JCU (12.78%), and Denison (21.34%). The project was initiated by Gulf Minerals in 1968, and has seen several different operators throughout its history, the current operator being Orano Canada Inc. Deposits that have been discovered on the Wolly project were later partitioned into the McClean Lake property, including JEB, McClean North/South, and the Sue deposits. Over 980 drill holes have been completed on the Wolly property, and over 150,000 metres have been drilled.

Orano carried out an exploration diamond drilling program during the first quarter of 2025 designed to evaluate two areas: Collins Creek and Emperor. At Collins Creek, historical drilling identified anomalous uranium along the trend, which could potentially host uranium pods similar to those found at McClean North and South. The Emperor trend represents the E-NE strike extension of the geological trend that hosts the Tamarack deposit (17.9 million pounds grading 4.42% U3O8), which is located approximately 1,200 metres to the west on the Cameco-operated Dawn Lake property.

MANAGEMENT’S DISCUSSION & ANALYSIS

Eleven holes were completed for 3,312 metres during the first quarter of 2025, with eight holes completed at Collins Creek, and an additional three holes completed at the Emperor trend. Based on initial probing results, two of the holes completed at Collins Creek intersected low-grade unconformity-associated uranium mineralization exceeding a cutoff grade of 0.05% eU3O8, while all three holes completed at Emperor identified low-grade mineralization above a 0.05% eU3O8 cutoff. Assay results for the program are pending.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $4,743,000, during the three months ended March 31, 2025 (March 31, 2024 – $3,584,000). These costs are mainly comprised of head office salaries and benefits, share based compensation, audit and regulatory costs, legal fees, investor relations expenses, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the period was predominantly driven by an increase in share-based compensation and head office salaries and benefits due to increases in headcount.

OTHER INCOME AND EXPENSE

During the three months ended March 31, 2025, the Company recognized a net other expense of $27,156,000 (March 31, 2024 – $5,082,000).

The main drivers of the other income/expense are as follows:

Fair value losses on uranium investments

During 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 (including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. In previous years, the Company sold 300,000 pounds of U3O8 at a weighted average price of $111.66 (US$82.25) per pound U3O8. As at March 31, 2025, the Company held 2,200,000 pounds of U3O8.

During the first quarter of 2025, the spot price of U3O8 decreased from $105.40 (US$73.00) per pound U3O8 at December 31, 2024, to $92.65 (US$64.45) per pound U3O8 at March 31, 2025, resulting in a fair value of the Company’s uranium investments of $203,839,000 and mark-to-market loss for the three months ended March 31, 2025 of $27,249,000 on the Company’s uranium holdings (March 31, 2024 – mark to market loss of $5,677,000).

Fair value gains/losses on portfolio investments

During the three months ended March 31, 2025, the Company recognized a gain of $481,000 on portfolio investments carried at fair value (March 31, 2024 – loss of $796,000). Gains and losses on investments carried at fair value are determined by reference to the closing share price of the related investee at the end of the period, or, as applicable, immediately prior to disposal.

Fair value gains/losses on F3 Debentures

During the year ended December 31, 2023, the Company completed a $15 million strategic investment in F3 Uranium Corp. (‘F3’) in the form of unsecured convertible debentures, which carry a 9% coupon and are convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. During the third quarter of 2024, F3 completed an arrangement whereby F3 transferred 17 prospective uranium exploration projects to F4 Uranium (‘F4’). As a result of the spin out, for the conversion price of $0.56, Denison will now receive one share of F3 and 1/10 of a share of F4 on conversion of the debentures. F3 has the right to pay up to one third of the quarterly interest payable by issuing common shares. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control. As a result of the debentures’ conversion and redemption features, the contractual cash flow characteristics of these instruments do not solely consist of the payment of principal and interest and therefore the debentures are accounted for as a financial asset at fair value through profit and loss.

During the three months ended March 31, 2025, the Company recognized mark-to-market loss of $778,000 (March 31, 2024 – mark-to-market gain of $639,000) on its investments in the debentures mainly due to a decrease in the F3 share price between December 31, 2024 and March 31, 2025, as well as a decrease in the credit spread, which reduced the value of the debentures embedded conversion option.

MANAGEMENT’S DISCUSSION & ANALYSIS

Gain on receipt of proceeds from Uranium Industry a.s.

In January 2022, the Company executed a Repayment Agreement (‘RA’) pursuant to which the parties negotiated the repayment of the debt owing from Uranium Industry a.s. (‘UI’) to Denison in connection with the Company’s sale of its mining assets and operations located in Mongolia to UI in 2015 for upfront cash consideration as well as the rights to receive additional contingent consideration. Under the terms of the RA, UI has agreed to make scheduled payments of the amounts owing from the sale of the Mongolia operations through a series of quarterly installments and annual milestone payments, until December 31, 2025. The total amount due to Denison under the RA, including amounts received to date, is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. To date, the Company has collected US$11,800,000 of the amounts due under the RA. The RA includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the arbitration award while UI is in compliance with its obligations under the RA.

During the three months ended March 31, 2025, the Company received US$300,000 from UI (March 31, 2024 – US$300,000), of which a portion relates to reimbursement of legal and other expenses incurred by Denison. During the three months ended March 31, 2025, as a result of the payments received, the Company recorded gains related to the Mongolia sale receivable of $431,000 (March 31, 2024 – $396,000). This receivable is recorded at fair value at each period end (March 31, 2025 and December 31, 2024 – $nil).

Foreign exchange losses/gains

During the three months ended March 31, 2025, the Company recognized a foreign exchange loss of $17,000 (March 31, 2024 – gain of $634,000). The foreign exchange loss is predominantly due to the impact of the changes in the US dollar to Canadian dollar exchange rate during the quarter on US dollar cash balances.

EQUITY SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES

During the three months ended March 31, 2025, the Company recorded its equity share of loss from investments in associates (Foremost) of $391,000 (March 31, 2024 – $nil). The Company records its share of income or loss from Foremost one quarter in arrears, based on the most available public financial information, adjusted for any subsequent material accounting differences between the Foremost and the Company. Additionally, Cosa issued equity in the first quarter of 2025, and while the Company subscribed to the maximum number of units permitted, the Company’s interest in the issued and outstanding common shares of Cosa decreased slightly from 19.95% to 18.81%, which resulted in a dilution gain of $251,000.

EQUITY SHARE OF LOSS FROM JOINT VENTURES

During the three months ended March 31, 2025, the Company recorded its equity share of loss from JCU of $511,000 (March 31, 2024 – loss of $581,000). The Company records its share of income or loss from JCU one month in arrears, based on the most available financial information, adjusted for any subsequent material transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $83,576,000 at March 31, 2025 (December 31, 2024 – $108,518,000).

The decrease in cash and cash equivalents of $24,942,000 was due to net cash used in operations of $16,876,000, cash used in investing activities of $7,715,000 and net cash used in financing activities of $331,000, as well as a foreign exchange effect on cash and cash equivalents of $20,000.

Net cash used in operating activities of $16,876,000 was primarily due to the net loss for the period adjusted for non-cash items, including fair value adjustments.

Net cash used in investing activities of $7,715,000 was primarily due to an increase in property, plant & equipment relating to milestone payments for long lead items for the Wheeler River project, an increase in restricted cash due to the Company’s funding the Elliot Lake reclamation trust fund, and the purchase of investments in associates, related to Cosa.

Net cash used in financing activities of $331,000 includes payments for debt obligations and transaction costs from the issuance of flow-through shares at the end of 2024, offset by proceeds received from the exercise of 32,000 shares upon the exercise of employee stock options.

MANAGEMENT’S DISCUSSION & ANALYSIS

Use of Proceeds

October 2023 Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated October 11, 2023 (‘October 2023 Prospectus Supplement’), the net proceeds of the October 2023 equity financing are expected to be utilized to fund the advancement of the Phoenix project through the procurement of long lead items (including associated engineering, testing, and design), exploration and evaluation expenses, as well as general, corporate and administrative expenses. During the period from the closing of the financing in October 2023 to December 31, 2024, the Company’s use of proceeds from this offering was in line with that disclosed in the October 2023 Prospectus Supplement.

2024 Flow Through Financing

As at March 31, 2025, the Company estimates it has spent approximately $7,700,000 of its obligation to spend $14,100,000 on eligible Canadian exploration expenditures related to the 2024 flow through financing. The remaining balance of $6,400,000 is expected to be spent by December 31, 2025.

Revolving Term Credit Facility

On December 18, 2024, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2026 (the ‘Credit Facility’). Under the Credit Facility, the Company has access to letters of credit of up to $23,964,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $7,972,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Korea Electric Power Corporation (‘KEPCO’)
Denison and KHNP Canada (which is an indirect subsidiary of KEPCO) are parties to a Strategic Relationship Agreement, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership (‘KWULP’). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation and Waterbury Lake Uranium Limited Partnership, entities whose key asset is Waterbury.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents, and members of its Board of Directors.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2025	2024

Salaries and short-term employee benefits	$2,937	$1,695
Share-based compensation	944	753
	$3,881	$2,448

The increase in key management compensation is predominantly driven by an increase in the annual bonuses for key management personnel. Early in 2024, the size of the key management group increased from five to nine, and the current quarter is the first time annual bonuses were declared for this expanded group.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

Common Shares

At May 12, 2025, there were 896,344,541 common shares issued and outstanding and a total of 911,211,461 common shares on a fully-diluted basis.

Stock Options and Share Units

At May 12, 2025, there were 7,123,167 stock options, and 7,743,753 share units outstanding.

DISCONTINUED OPERATIONS

Closed Mine Services

At the end of August 2023, the Company’s long-term third-party closed mines services contract came to an end. With the termination of this contract, the Company determined that it would cease providing third-party care and maintenance services and will no longer earn revenue from Closed Mines services. The Company is now solely focused on care and maintenance of its own legacy mine sites.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2025

Refer to the Company’s annual MD&A for the year ended December 31, 2024 for a detailed discussion of the previously disclosed 2025 budget and outlook.

During the first quarter of 2025, the Company increased its outlook for exploration expenditures by $1,205,000 due to higher winter exploration program costs driven by weather-related issues which resulted in delays and extensions to winter exploration programs. The Company has also increased its outlook for corporate administration and other costs by $1,012,000 and evaluation – other by $490,000 due to an increase in the annual bonus paid in April 2025, which was higher than the amount estimated in the budget.

(in thousands)	PREVIOUS 2025 OUTLOOK(2)	CURRENT 2025 OUTLOOK(2)	ACTUAL TO March 31, 2025(3)
Mining Segment
Development & Operations	(17,493)	(17,493)	(4,010)
Exploration	(16,877)	(18,082)	(8,186)
Evaluation - Phoenix	(38,802)	(38,802)	(6,292)
Evaluation - Other	(16,466)	(16,956)	(3,056)
Capital Additions from Phoenix Long Lead Procurement	(76,613)	(76,613)	(4,393)
JCU Cash Contributions	-	-	-
	(166,251)	(167,946)	(25,937)
Corporate and Other Segment
Corporate Administration & Other	(5,662)	(6,674)	(2,217)
	(5,662)	(6,674)	(2,217)
Total(1)	$ (171,913)	$ (174,620)	$ (28,154)
Notes:
1.
Only material operations shown.
2.
As discussed in Wheeler River Uranium Project above, the outlook reflects Denison funding 100% of expenditures for the WRJV.
3.
The outlook is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2025, actual amounts reported above includes capital additions of $6,031,000, repayments from UI of $433,000, and excludes $893,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

QUALIFIED PERSON

Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a ‘Qualified Person’ within the meaning of this term in has prepared and/or reviewed and confirmed the scientific and technical disclosure.

For more information regarding Denison’s material project, the Wheeler River project, you are encouraged to refer to the ‘Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023. The technical report is available on the Company’s website and under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml). For information regarding Denison’s other project interests, more information is available on the Company’s website.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades, derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish.

MANAGEMENT’S DISCUSSION & ANALYSIS

All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures, please see Denison's Annual Information Form dated March 28, 2025, available on the Company’s website and filed under the Company's profile on SEDAR+ (www.sedarplus.ca) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the results of, and estimates and assumptions within, the Phoenix FS and the Gryphon PFS Update, including the estimates of Denison's mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; Denison’s outlook, plans and objectives for 2025 and beyond; exploration, development and expansion programs, plans and objectives, including detailed design engineering, long lead procurement, field program optimization studies, and other project planning programs; statements regarding Denison’s EA and EIS status, plans and objectives and expectations with respect to Denison’s required licensing and permitting; expectations regarding Denison’s community engagement activities and related agreements with interested parties; Denison’s land position; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding uranium mining on the McClean Lake property, including anticipated timing and budgets; results of the ISR field test program at Midwest and the Concept Study, the interpretations thereof and expectations therefor therefore including the potential for a PEA; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; expectations regarding agreements with third parties, including Foremost, Grounded Lithium, Cosa, Resources Corp. and F3; Denison’s expectations with respect the exploration and evaluation of the KLP; Denison’s plans with respect to its physical uranium holdings; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects, or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory or public health restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate, and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in Denison’s Annual Information Form available on SEDAR+ and EDGAR. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves: As a foreign private issuer reporting under the multijurisdictional disclosure system adopted by the United States, the Company has prepared this MD&A in accordance with Canadian securities laws and standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the ‘CIM Standards’). The Securities and Exchange Commission (the “SEC”) recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and its definitions of “proven mineral reserves” and “probable mineral reserves” are “substantially similar” to the corresponding definitions under the CIM Standards. However, investors are cautioned that there are differences between the definitions under the United States Securities Exchange Act of 1934, as amended (the ‘U.S. Exchange Act’) and the CIM Standards definition. Accordingly, there is no assurance any mineral reserves or mineral resources that Denison may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Denison prepared the mineral reserve or mineral resource estimates under the standards adopted under the U.S. Exchange Act. For the above reasons, information contained in the MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Additionally, investors are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. The term “resource” does not equate to the term “reserves”. Investors should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.